UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

The Container Store Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

210751103

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2016

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210751103	Schedule 13D/A	Page 2 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 210751103	Schedule 13D/A	Page 3 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 210751103	Schedule 13D/A	Page 4 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): TCS Co-Invest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 210751103	Schedule 13D/A	Page 5 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 210751103	Schedule 13D/A	Page 6 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 210751103	Schedule 13D/A	Page 7 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 210751103	Schedule 13D/A	Page 8 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 210751103	Schedule 13D/A	Page 9 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 210751103	Schedule 13D/A	Page 10 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Timothy J. Flynn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 210751103	Schedule 13D/A	Page 11 of 19 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,757,873 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,757,873 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,757,873 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 210751103	Schedule 13D/A	Page 12 of 19 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of The Container Store Group, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 500 Freeport Parkway, Coppell, Texas 75019.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure provided in Item 3 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

In addition to and not in lieu of the foregoing, as of the date of this statement, Jonathan D. Sokoloff, Timothy J. Flynn and J. Kristofer Galashan each held options convertible into 10,132 shares of Common Stock, one third of which vested and became exercisable on August 2, 2015.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On May 6, 2016, the Investors entered into a termination of voting agreement (the “Termination Agreement”), pursuant to which the Investors agreed to terminate the Voting Agreement; provided that each Investor agreed to vote all shares of Common Stock owned or held of record by such Investor at the annual meeting of the Issuer’s stockholders to be held in 2016 (the “2016 Annual Meeting”), in favor of, or to take all actions by written consent in lieu of any such 2016 Annual Meeting as are necessary, to cause the election of William A. “Kip” Tindell, III as a member of the Board of Directors of the Issuer to the extent such person is nominated for election as a Director by the Nominating and Corporate Governance Committee of the Board of Directors of the Issuer. The Termination Agreement is filed as Exhibit 7.9.

Except as disclosed in this Item 4, none of the Investors, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve

CUSIP No. 210751103	Schedule 13D/A	Page 13 of 19 Pages

the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	31,757,873	31,757,873	66.2%

GEI Side V	0	31,757,873	31,757,873	66.2%

Co-Invest	0	31,757,873	31,757,873	66.2%

Jonathan D. Sokoloff	0	31,757,873	31,757,873	66.2%

Timothy J. Flynn	0	31,757,873	31,757,873	66.2%

J. Kristofer Galashan	0	31,757,873	31,757,873	66.2%

Other Reporting Persons	0	31,757,873	31,757,873	66.2%

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

Pursuant to the Termination Agreement, the Investors agreed to terminate the Voting Agreement; provided that each Investor agreed to vote all shares of Common Stock owned or held of record by such Investor at the 2016 Annual Meeting in favor of, or to take all actions by written consent in lieu of any such 2016 Annual Meeting as are necessary, to cause the election

CUSIP No. 210751103	Schedule 13D/A	Page 14 of 19 Pages

of William A. “Kip” Tindell, III as a member of the Board of Directors of the Issuer to the extent such person is nominated for election as a Director by the Nominating and Corporate Governance Committee of the Board of Directors of the Issuer. Immediately following such actions by the Investors at the 2016 Annual Meeting in the immediately preceding sentence, the Reporting Persons shall no longer be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, with the Separately Filing Group Members. For further information, see the Termination Agreement filed herewith as Exhibit 7.9.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement filed herewith as Exhibit 7.9 and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 210751103	Schedule 13D/A	Page 15 of 19 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Voting Agreement (incorporated by reference to Exhibit 4.4 to The Container Store Group, Inc.’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on October 21, 2013).

7.2	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 4.3 to The Container Store Group, Inc.’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on October 21, 2013).

7.3	Lock-up Agreement, dated as of October 21, 2013 (incorporated by reference to Exhibit 7.3 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on November 18, 2013).

7.4	Joint Filing Agreement, dated as of November 15, 2013 (incorporated by reference to Exhibit 7.4 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on November 18, 2013).

7.5	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by the Investors, Capital, Holdings, LGP, and LGPM, collectively, on November 1, 2013).

7.6	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by Timothy J. Flynn on November 1, 2013).

7.7	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by Jonathan D. Sokoloff on November 4, 2013).

7.8	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by J. Kristofer Galashan on November 4, 2013).

7.9	Termination of Voting Agreement, dated as of May 6, 2016.

CUSIP No. 210751103	Schedule 13D/A	Page 16 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of May 10, 2016

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

TCS Co-invest, LLC
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

GEI Capital V, LLC

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Green V Holdings, LLC

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

CUSIP No. 210751103	Schedule 13D/A	Page 17 of 19 Pages

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

LGP Management, Inc.

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President,
and Managing Partner

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Timothy J. Flynn

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
J. Kristofer Galashan

CUSIP No. 210751103	Schedule 13D/A	Page 18 of 19 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Voting Agreement (incorporated by reference to Exhibit 4.4 to The Container Store Group, Inc.’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on October 21, 2013).

7.2	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 4.3 to The Container Store Group, Inc.’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on October 21, 2013).

7.3	Lock-up Agreement, dated as of October 21, 2013 (incorporated by reference to Exhibit 7.3 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on November 18, 2013).

7.4	Joint Filing Agreement, dated as of November 15, 2013 (incorporated by reference to Exhibit 7.4 to Green Equity Investors V, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on November 18, 2013).

7.5	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by the Investors, Capital, Holdings, LGP, and LGPM, collectively, on November 1, 2013).

7.6	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by Timothy J. Flynn on November 1, 2013).

7.7	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by Jonathan D. Sokoloff on November 4, 2013).

7.8	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by J. Kristofer Galashan on November 4, 2013).

7.9	Termination of Voting Agreement, dated as of May 6, 2016.

CUSIP No. 210751103	Schedule 13D/A	Page 19 of 19 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Todd M. Purdy	Senior Vice President
Michael S. Solomon	Senior Vice President
W. Christian McCollum	Senior Vice President
Usama N. Cortas	Senior Vice President
J. Kristofer Galashan	Senior Vice President
Alyse M. Wagner	Senior Vice President
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Adrian Maizey	Chief Operating Officer and Secretary
Andrew C. Goldberg	General Counsel
Lily W. Chang	Vice President – Portfolio Services
Lance J.T. Schumacher	Vice President – Tax
Reginald E. Holden	Vice President – Procurement
Michael J. Kirton	Vice President
Adam T. Levyn	Vice President
Jeffrey Suer	Vice President
John J. Yoon	Vice President